Exhibit 5.1

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 4000

Seattle, WA 98119

December 21, 2005

Re:	Registration of Securities of Cell Therapeutics, Inc.

Ladies and Gentlemen

At your request, we have examined Amendment No. 1 the Registration Statement (“Registration Statement”) on Form S-3 of Cell Therapeutics, Inc., a Washington corporation (the “Company”), to be filed with the Securities and Exchange Commission on or about December 21, 2005 in connection with the registration under the Securities Act of 1933 of (a) $82,000,000 principal amount of the Company’s 6.75% Convertible Senior Notes due October 31, 2010 (the “Notes”) issued under that certain Indenture, dated November 4, 2005 (the “Indenture”), by and between the Company and U.S. Bank National Association, as trustee, (b) 31,190,340 shares of Common Stock, no par value per share of the Company (the “Conversion Shares”) issuable upon conversion of the Notes pursuant to the Indenture, (c) 12,872,093 shares of Common Stock, no par value per share (the “Interest Payment Shares”) issuable upon conversion of the Notes and for payments of interest and make-whole payments on the Notes pursuant to the terms of the Indenture, and (d) 350,000 shares of Common Stock, no par value per share of the Company (the “Warrant Shares”) issuable upon exercise of a Warrant, dated November 4, 2005, issued to CRT Capital Group LLC (the “Warrant Agreement”).

We are of the opinion that:

1.	The Notes have been duly authorized by all necessary corporate action on the part of the Company and constitute the legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws related to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principals of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

2.	The Conversion Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued pursuant to the terms of the Indenture and the countersigning of the certificate or certificates representing the Conversion Shares by a duly authorized signatory of the registrar for the Common Stock, the Conversion Shares will be validly issued, fully paid and non-assessable.

3.	The Interest Payment Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued pursuant to the terms of the Indenture and the countersigning of the certificate or certificates representing the Conversion Shares by a duly authorized signatory of the registrar for the Common Stock, the Interest Payment Shares will be validly issued, fully paid and non-assessable.

4.	The Warrant Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued pursuant to the terms of the Warrant Agreement and the countersigning of the certificate or certificates representing the Warrant Shares by a duly authorized signatory of the registrar of the Common Stock, the Warrant Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Legal Matters” in the Prospectus constituting part of the Registration Statement.

Respectfully submitted,

/s/ O’Melveny & Myers LLP